Ideal Financial Solutions, Inc

September 28, 2010

SENT VIA FACSIMILE AND FILED VIA EDGAR

Michael F. Johnson
Division of Corporation Finance
100 F Street, Northeast
Mail Stop 4561
Securities and Exchange Commission
Washington, D.C.  20549

Re:	Ideal Financial Solutions, Inc.
Form 10-12G
File No. 000-53922

Dear Mr. Johnson:

On behalf of Ideal Financial Solutions, Inc. and its consolidated subsidiaries (the “Company”), I am writing in response to your letter to the Company dated September 22, 2010 (your “Letter”) with respect to the Form 10-12G/A filed by the Company on September 10, 2010 (the “Form 10”).  As your letter does not appear to anticipate an amendment to the Form 10, we are sending this response without filing an amendment.

Notes to the Consolidated Financial Statements

Notes 1 – Organization and Summary of Significant Accounting Policies

Revenue Recognition, Page F-8

1.
We note from your response to prior comments 2 and 4 that you incurred charge-backs of $281,000 in March and April and $244,000 in May and June 2010 related to the failure of a lead provider to utilize terms and conditions in an agreed-upon format.  As previously requested, describe the impact on revenue recognition and indicate the period that the associated revenue was recognized.  As part of your response, tell us whether you corrected revenue previously reported.

Response:   There was no impact from the charge-backs of $281,000 incurred in March and April 2010 or the $244,000 incurred in May and June 2010. The charge-backs were entirely charged against deferred revenue. Revenue relating to the $281,000 and $244,000 of charge-backs was never recognized. As stated on our revenue recognition policy, all revenue is deferred when collected and recognized ratably over the period the services are provided. In addition, estimated refunds and charge-backs continue to be deferred after the service period ends to provide for refunds and charge-backs. Since the deferred revenue was sufficient to absorb the charge-backs paid, there was no effect on revenue. Accordingly, we did not correct revenue previously reported.

Michael F. Johnson
September 28, 2010

Neither our revenue nor our revenue recognition policy was impacted by failure of the lead-provider to utilize terms and conditions in the agreed-upon format.  The failure in the terms and conditions was that certain contact information, specifically a customer service phone number, was not included.  This error did not adversely affect the requirements of revenue recognition as the click-through process correctly provided persuasive evidence of an agreement, a fixed price and reasonably assured collectability. We defer revenue until services are performed.

Historically, we have experienced a consistent rate of refunds and charge-backs of around 20% of gross sales (charge-backs being around 2-5% and refunds making up the rest) and we base our refund/charge-back accrual on that rate.  In 2010, after standard periodic testing, we noticed a slight increase in refunds and charge-backs and our 2010 calculations for accruing refunds and charge-backs have been based on a 30% rate.  For the first six months of 2010, our actual charge-backs and refunds were 22% of gross sales, which supports our revenue recognition policy and accrual of refunds and charge-backs.  Our revenue is presented net of refunds and charge-backs and accrued refunds and charge-backs.  Since our experienced charge-back and refund rates were below our accrual level, revenue for the March through June 2010 period identified in your question (and surrounding periods) was unaffected by the  $281,000 of charge-backs in March and April and $244,000 of charge-backs in May and June 2010. The charge-backs were charged against deferred revenue. Therefore, there has not been a need for a correction of revenue recognized.

We did experience a spike in charge-backs in the second quarter, which caused a merchant account to be shut down and a subsequent fine.  Part of the cause of the spike was due to the missing customer service phone number in our terms and conditions.  The other part was related to the fact that, VISA rules require that sales originating with a VISA card must be refunded through the exact same manner. A merchant cannot use a check, cash or ACH, etc.  Once our merchant account was shut down, our ability to give refunds was also turned off and the customer had no recourse but to request a bank charge-back. However, our ability to issue refunds was restored after nearly three weeks when we had stopped all new sales transactions and made sufficient deposits to cover refunds. Our over-all charge-back and refund ratio was not affected in a significant way; however, our charge-backs increased and our refunds decreased, as would be expected with a cessation of the refund function from the merchant processor. These extenuating circumstances were unfortunate and not anticipated, but our deferrals and accruals have correctly matched revenues and expenses and are associated with the correct period.

As we completed the work for the first quarter of 2010, we realized we had not correctly deferred revenue for the years ended December 31, 2009 and 2008, as mentioned in Note 1 Restatement of Financial Statements, page F-10 of the Form 10, and in a previous response letter.  We also noted that we had previously not sufficiently accrued future charge-backs and refunds.  Our adjustments to revenue are presented in Note 1 and include an increase in deferred revenue and accrued refunds/charge-backs, which were also calculated and made to the corresponding periods in 2010.

Michael F. Johnson
September 28, 2010

2.      In response to prior comment 2, you indicate that you have implemented control procedures for prospective arrangements.  As previously requested, tell us how you have ensured that all other historical revenue transactions have not resulted from poor data or improper referrals or sign-ups.

Response:   Your request that we explain how we have ensured that “all other” historical revenue transactions have not resulted from poor data or improper referrals or sign-ups seems to assume that the problems with the early 2010 campaign were based upon “poor data or improper referrals or sign-ups.”   This is not accurate.  (We do concede, however, that some risk factor language included in an earlier draft of the Form 10 may have implied this was the issue).  As explained in our most recent response letter and in response to question #1 above, throughout the period in question, we have had, with respect to each transaction, a click-through confirmation from the customer creating a valid and enforceable contract between the Company and the customer. There has been no impropriety, no false data and no inaccurate information.

However, this is a market in which consumers frequently enter into purchase commitments and then change their minds.  Although we are not required to, we generally accommodate requests for terminations and refunds from customers who have not actually started using our service.  A key element of our program for quickly identifying customers who may not want to follow through with the use of the service is the inclusion of a customer service number in the terms and conditions associated with the campaign. As previously explained, the omission of this customer service number was the problem with the 2010 campaign, and it did not make the referrals “improper” or even an increase in the overall number of customer terminations (which were well within the range of our estimates and accruals).  What the absence of the number (combined with the short-term shut down of our ability to refund) did was cause transactions that normally would have been handled as refunds (without the need to involve the credit card issuing bank) to be handled as charge-backs (which does involve the credit card issuing bank and lead to the penalties). This result really is proof that our systems (which are described below) have been reasonably well designed for our market and when implemented properly, are successful in quickly identifying customers who, despite having signed a contract, want to be removed from our customer base and given a refund.

In terms of our control procedures generally, our method of ensuring the accuracy of new customer sign-ups has been in place since late 2008, when we implemented a program wherein our agents make three phone calls and send three emails to all new customers confirming the terms of the service, providing directions for use and giving them contact information for future questions or problems.

The newly implemented control procedures for prospective arrangements, mentioned in previous comment 2, are performed as part of the marketing process where new campaigns are tested thoroughly by several different people before commencement and periodically through the life of the campaign as a “secret shopper” to ensure every aspect of the process (correct terms and conditions, contact info, access to our services, etc.) is being implemented and executed in compliance with our agreed-upon parameters.

Michael F. Johnson
September 28, 2010

We have on staff a reporting specialist who tracks, in real-time, all campaigns for profitability and excessive refunds and charge-backs. Any poor, or improper data, will rapidly manifest itself through excessive refunds or charge-backs. Marketing campaigns with companies are immediately terminated if the refund or charge-back ratio is too high or if data is deemed improper or poor. It is crucial to keep charge-back totals low as merchant accounts can be shut down, as was done in the second quarter of 2010.

*  *  *  *  *

The Company acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, feel free to call Bryan Allen at 801.257.7963 or me at 801.706.7874.

Sincerely,

Ben Larsen
Chief Financial Officer